

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

James P. Dore
Chief Financial Officer
Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752

      **Re:**    **Bitstream Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2009**
              **File No. 000-21541**

Dear Mr. Dore:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Patrick Gilmore
              Accounting Branch Chief